GRACIN & MARLOW, LLP
405 Lexington Avenue, 26th Floor
New York, New York 10174
Telephone (212) 907-4657
Facsimile (212) 208-4657

May 10, 2011

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Amanda Ravitz
                    Assistant Director

Re:	Internal Fixation Systems, Inc. Registration Statement on Form S-1 Filed April 19, 2011 File No. 333-17008

Dear Ms. Ravitz:

Thank you for your May 9, 2011 letter regarding Internal Fixation Systems, Inc. (“IFS”).  Enclosed is a copy of IFS’s Form S-1/A, which has been marked to show changes from our prior submission.  The changes in the revised registration statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of the Form S-1/A, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Liquidity and Capital Resources, page 25

1.
We note your revised disclosure regarding the repayment of your outstanding notes. Please further revise your disclosure in the prospectus, including in the prospectus summary under "Company Overview", to describe clearly how you intend to meet your cash requirements, including the repayment of the indebtedness due upon effectiveness of this registration statement. If you do not have an existing plan to repay the indebtedness, please revise the prospectus to disclose that fact clearly.

Response:  Complied with.  We have revised our disclosure to clearly describe how the Company intends to meet its cash requirements and repayment of indebtedness.

United States Securities
  and Exchange Commission
May 10, 2011

2.
In this regard, please also explain the basis for your statement that "if[y]our anticipated sales for the next few months do not meet [y]our expectations, [y]our existing resources will not be sufficient to meet [y]our cash flow requirements for the next few months."  This statement would appear to suggest that the company reasonably anticipates that it will be capable of meeting its short-term financial obligations. Please advise.

Response: We have also revised this disclosure to clarify that based upon historical revenue we will need additional financing in order to meet our near term obligations.

If you have any questions or need additional information, please contact the undersigned at (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

Enclosures
cc:  Internal Fixation Systems, Inc.